                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                             Commission File Number:

            Commercial Bank Employee Savings and Stock Ownership Plan

                    Commercial National Financial Corporation
                                101 N. Pine River
                             Ithaca, Michigan 48847
                                 (989) 875-4144


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                                 COMMERCIAL BANK
                           EMPLOYEE SAVINGS AND STOCK
                                 OWNERSHIP PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                        COMMERCIAL BANK EMPLOYEE SAVINGS
                            AND STOCK OWNERSHIP PLAN
                                Ithaca, Michigan

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000





                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS........................................................................  1


FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.................................................  2

      STATEMENT OF CHANGES IN NET ASSETS
        AVAILABLE FOR BENEFITS........................................................................  3

      NOTES TO FINANCIAL STATEMENTS...................................................................  4


SUPPLEMENTAL SCHEDULE

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)..................................  8

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of Commercial Bank
Employee Savings and Stock Ownership Plan
Ithaca, Michigan


We have audited the accompanying statements of net assets available for benefits of the Commercial Bank Employee Savings and Stock Ownership Plan ("the Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.


                                          Crowe, Chizek and Company LLP
Grand Rapids, Michigan
March 27, 2002


                                                                              1.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000


                                                                        2001                2000
                                                                        ----                ----
ASSETS
     Investments, at fair value (Note 4)
         Common stock                                              $     1,182,092    $      1,081,779
         Mutual funds                                                    1,657,248           1,707,032
                                                                   ---------------    ----------------
                                                                         2,839,340           2,788,811

     Receivables
         Participant contributions                                           6,103                   0
         Employer contribution                                             123,234             113,241
                                                                   ---------------    ----------------
                                                                           129,337             113,241
                                                                   ---------------    ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $     2,968,677    $      2,902,052
                                                                   ===============    ================


                 See accompanying notes to financial statements.

                                                                              2.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
     Investment income (loss)
         Net depreciation in fair value of investments (Note 4)                  $      (346,483)
         Dividends - cash                                                                 82,398
         Dividends - stock                                                                57,082
                                                                                 ---------------
                                                                                        (207,003)

     Contributions
         Participants                                                                    192,254
         Employer                                                                        123,234
                                                                                 ---------------
                                                                                         315,488
                                                                                 ---------------

Total additions                                                                          108,485

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                                                        41,860
                                                                                 ---------------
         Total deductions                                                                 41,860
                                                                                 ---------------

NET INCREASE                                                                              66,625

Net assets available for benefits
     Beginning of year                                                                 2,902,052
                                                                                 ---------------

     End of year                                                                 $     2,968,677
                                                                                 ===============


                 See accompanying notes to financial statements.

                                                                              3.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



NOTE 1 - DESCRIPTION OF PLAN

The following description of the Commercial Bank Employee Savings and Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Commercial Bank (the
Bank), effective January 1, 1997. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan, which covers all employees who have completed 90 days of employment and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement, which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2001, the Bank made matching contributions equal to 100% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions an allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant's deferrals, rollovers and employer matching contributions. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions plus actual earnings thereon, and employer matching contributions.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump sum. A participant may receive the portion of his or her account invested in Commercial National Financial Corporation common stock in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

                                   (Continued)

                                                                              4.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares are traded on national exchanges and are valued at the last sales price on the date of valuation. Commercial National Financial Corporation common stock is traded over-the-counter and is valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Concentration of Credit Risk: At December 31, 2001 and 2000, 39.8% and 37.2% of the Plan's assets were invested in Commercial National Financial Corporation common stock.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                            December 31,
                                                                                       2001               2000
                                                                                       ----               ----
         George Putnam Fund of Boston, 16,499 and 14,676
           shares, respectively                                                   $      275,963    $       251,995
         Putnam Growth and Income Fund, 26,729 and 23,613
           shares, respectively                                                          472,658            461,164
         Putnam Investors Fund, 29,687 and 24,467
           shares, respectively                                                          341,798            375,806
         Putnam OTC & Emerging Growth Fund, 20,623 and 15,562
           shares, respectively                                                          153,857            216,617
         Putnam International Growth Fund, 9,331 and 7,737
           shares, respectively                                                          184,068            191,169
         Commercial National Financial Corporation common stock,
           112,632 and 103,260 shares, respectively                                    1,182,092          1,081,779

                                   (Continued)

                                                                              5.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



NOTE 4 - INVESTMENTS (Continued)

All of the Plan's investments are uninsured.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $346,483 as follows:

              Mutual funds                                      $  (301,926)
              Common stock                                          (44,557)
                                                                ------------

                                                                $  (346,483)
                                                                ============

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of mutual funds managed by Baird. Baird is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Professional fees for the administration and audit of the Plan are paid by the Bank.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                            2001            2000
                                                                            ----            ----
     Baird Money Market                                                $     86,287     $     80,605
     Commercial National Financial Corporation
       common stock, 112,632 and 103,260 shares                           1,182,092        1,081,779

The 112,632 and 103,260 shares of Commercial National Financial Corporation common stock held by the Plan as of December 31, 2001 and 2000 represent 3.17% and 3.10% of the Corporation's outstanding shares as of December 31, 2001 and 2000, respectively. During 2001, cash dividends of $57,051 were paid to the Plan by the Corporation.

During 2001, the Plan, under employee direction, purchased 8,953 shares of Commercial National Financial Corporation common stock for a total purchase price of $88,328. No shares were sold during 2001. In addition, the Corporation issued a 5% stock dividend, which resulted in 5,335 additional shares in 2001. The number of shares outstanding at December 31, 2000 has been restated to reflect the 2001 stock dividend.




                                   (Continued)

                                                                              6.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Commercial National Financial Corporation by letter dated August 1, 1997, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. While the Plan has been amended subsequent to this date, the Plan administrator believes that the Plan continues to be designed and operated in accordance with the IRC.














                                                                              7.

                              SUPPLEMENTAL SCHEDULE

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001



Name of plan sponsor:  Commercial Bank
Employer identification number:  38-2799780
Three-digit plan number:  003

                                                                       (c)
                         (b)                                Description of Investment
                 Identity of Issuer,                      Including Maturity Date, Rate                     (e)
                  Borrower, Lessor,                       of Interest, Collateral, Par     (d)            Current
(a)               or Similar Party                              or Maturity Value          Cost            Value
---               ----------------                              -----------------          ----            -----
         MUTUAL FUNDS
         George Putnam Fund of Boston                                 16,499 shares                 $       275,963
         Putnam Growth & Income Fund                                  26,729 shares                         472,658
         Putnam Income Fund                                           21,975 shares                         142,617
         Putnam International Growth Fund                              9,331 shares                         184,068
         Putnam Investors Fund                                        29,687 shares                         341,798
         Putnam OTC & Emerging Growth Fund                            20,623 shares                         153,857
*        Baird Money Market                                           86,287 shares                          86,287
                                                                                                    ---------------
                                                                                                          1,657,248
         COMMON STOCK
*        Commercial National Financial
           Corporation common stock                                  112,632 shares                       1,182,092
                                                                                                    ---------------

                                                                                                    $     2,839,340
                                                                                                    ===============





*    Denotes party in interest
(d) All investments are participant directed, therefore, historical cost information is not required.


                                                                              8.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Commercial Bank Employee Savings and
                                          Stock Ownership Plan

Date:  June 21, 2002                      /s/   Jeffrey Barker
       -------------                      --------------------------------------
                                          Jeffrey Barker, Trustee

Date:  June 21, 2002                      /s/   Patrick Duffy
       -------------                      --------------------------------------
                                          Patrick Duffy, Trustee

                                 EXHIBIT INDEX

Exhibit 23         Consent of Independent Public Accountants